LIFE SCIENCES RESEARCH, INC.

CONFIDENTIAL TREATMENT REQUESTED

BY LIFE SCIENCES RESEARCH, INC.

November 29, 2007

VIA FEDERAL EXPRESS

Frank Wyman

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington, DC 20549

Dear Mr. Wyman:

As requested, please find attached our proposed changes to Note 4 and Note 11, for your consideration and confirmation that the revisions address the items we previously discussed over the phone. In addition to the notes in Word, I have also attached a spreadsheet that details the payment schedule for all of the components of the Alconbury leases.

Please contact me regarding any query regarding the detail of Note 4 and 11. Thank you for your assistance and kind regards.

Sincerely,

/s/ Richard A. Michaelson
Chief Financial Officer

cc:	Andrew Baker – Chairman and Chief Executive Officer
Mark Bibi – General Counsel and Corporate Secretary
Hugh Scott, P.C. – Independent Auditors

.

4.

.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31 consisted of the following:

	2006	2005
	$000	$000
Property, plant and equipment at cost:
Building and facilities	$-	$122,723
Leasehold buildings and improvements	34,336	-
Plant, equipment, vehicles, computers and software	121,269	108,108
Assets in the course of construction	319	316

	155,924	231,147
Less: Accumulated depreciation	(92,294)	(125,542)

Property and equipment, net	$63,630	$105,605

Depreciation expense aggregated $9,514,000, $9,581,000 and $9,530,000 for 2006, 2005 and 2004 respectively.

The net book value of assets held under capital leases and included above is as follows:

		2006		2005
	Cost	Accumulated Depreciation	Net book Value	Cost	Accumulated Depreciation	Net book Value
	$000	$000	$000	$000	$000	$000
Alconbury capital leases	$23,201	$1,204	$21,997	$-	$-	$-
Other capital leases	$2,684	$505	$2,179	$1,995	$246	$1,749

	$25,885	$1,709	$24,176	$1,995	$246	$1,749

The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset.

The Alconbury capital leases are included in Leasehold buildings and improvements whilst Other capital leases are included in Plant, equipment, vehicles, computers and software.

Depreciation expense on these capital leases and included above, amounted to $1,017,000 (of which $683,000 related to Alconbury capital leases), $140,000, and $192,000 for the years ended at December 31, 2006, 2005 and 2004, respectively.

.

11.	COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases certain equipment under various non-cancelable operating and capital leases. The Company is also obligated under purchase agreements, including long term power contracts. These commitments are set out in the table below:

	Year ended December 31
	Total	2007	2008	2009	2010	2011	2012+
	$000	$000	$000	$000	$000	$000	$000
Alconbury operating lease obligations (a)	$100,160	$2,433	$2,506	$2,581	$2,659	$2,738	$87,243
Operating leases	2,653	1,437	726	388	78	24	-
Alconbury capital lease obligations (a) (b)	137,558	3,032	3,123	3,217	3,313	3,413	121,460
Other capital lease obligations (b)	1,790	1,011	683	96	-	-	-
Purchase obligations	8,236	8,236	-	-	-	-	-
Pension plan contributions	52,848	5,872	5,872	5,872	5,872	5,872	23,488

	$303,245	$22,021	$12,910	$12,154	$11,922	$12,047	$232,191

(a) The Alconbury capital and operating lease contractual obligations include the fixed 3% per year rental increases on the UK leases, and an estimate of 3% for the future United States Consumer Price Index (CPI) increases required under the US lease.

(b) The Alconbury and Other capital lease contractual obligations reflected above include imputed interest.

Leases

In 2005, the Company entered into a sale-leaseback arrangement for its two UK and one US properties with a related party, as more fully described in Note 2 to the financial statements. The UK buildings and the US land and buildings were determined to be capital leases, while the land portion of the UK properties were determined to be operating leases under FASB No. 13. The gain of approximately $9.6 on the sale of the US property has been deferred and is being amortized over the 30-year term of the lease. The leases on these properties are for 30 year terms and expire in 2035. The leases also have two 5-year renewal options under the same terms and conditions in effect under the leases immediately prior to the renewal periods. The annual rental payments on the US leases currently approximate $2.0 million and call for annual CPI increases. The annual rental payments on the UK leases currently approximate $3.5 million and have fixed annual increases of 3% per year during the term of the lease. All of the Alconbury

.

leases are "triple net" leases and the Company is required to pay for all of the costs associated with the operation of the facilities, including insurance, taxes and maintenance. The implicit interest rate on the Alconbury capital leases approximate 12.25%, representing the rate required to discount the future stream of rental payments to equal the appraised value of the properties at the date of the sale-leaseback transaction.

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of net minimum lease payments as of December 31, 2006:

	Alconbury capital leases	Other capital leases	Total capital leases
	$000	$000	$000
Total payments due	$137,558	$1,790	$139,348
Less amounts representing interest	(114,357)	(194)	(114,551)

Present value of net minimum lease payments	23,201	1,596	24,797
Less current portion of capital lease obligations	-	(889)	(889)

Non-current portion of capital lease obligations	$23,201	$707	$23,908

Depreciation expense on these capital leases amounted to $1,017,000, (of which $683,000 related to the Alconbury capitalized leased assets) for the year ended December 31, 2006.

Operating lease expenses were as follows:

	2006	2005	2004
	$000	$000	$000
Alconbury operating leases	1,104	-	-
Plant and equipment	1,403	441	291
Other operating leases	209	418	405

Contingencies

The Company is party to certain legal actions arising out of the normal course of its business. In management's opinion, none of these actions will have a material effect on the Company's operations, financial condition or liquidity. No form of proceedings has been brought, instigated or is known to be contemplated against the Company by any government agency.

HUNTINGDON LIFE SCIENCES LIMITED			BJ 9/11/2006						Land & Buildings		Land & Buildings		Land & Buildings
SALE AND LEASEBACK
												UK	UK	UK		UK			Land & Buildings
	UK	UK	UK		UK	UK	UK	UK	UK	UK	HRC	HRC	ERC	ERC	UK	%age of Proceeds			US PRC	US PRC

	Total	HRC	ERC		Total	HRC	ERC	Total	HRC	ERC	Quarterly	Annual	Quarterly	Annual	LAND	69.49%			Quarterly	Annual
Year	Payment	Payment	Payment		Land	Land	Land	Buildings	Buildings	Buildings	Payment	Payment	Payment	Payment	BUILDINGS	30.51%			Payment	Payment

2005	£914,692	£762,244	£152,449		£635,662	£529,719	£105,944	£279,030	£232,525	£46,505	£348,645	£762,244	£69,729	£152,449					$459,375	$918,750
2006	£1,723,702	£1,436,418	£287,284		£1,197,881	£998,234	£199,647	£525,821	£438,184	£87,637	£359,105	£1,436,418	£71,821	£287,284					$473,156	$1,892,625
2007	£1,775,413	£1,479,511	£295,902		£1,233,817	£1,028,181	£205,636	£541,596	£451,330	£90,266	£369,878	£1,479,511	£73,976	£295,902					$487,351	$1,949,404
2008	£1,828,676	£1,523,896	£304,779		£1,270,832	£1,059,027	£211,805	£557,844	£464,870	£92,974	£380,974	£1,523,896	£76,195	£304,779					$501,971	$2,007,886
2009	£1,883,536	£1,569,613	£313,923		£1,308,957	£1,090,797	£218,160	£574,579	£478,816	£95,763	£392,403	£1,569,613	£78,481	£313,923					$517,031	$2,068,122
2010	£1,940,042	£1,616,702	£323,340		£1,348,226	£1,123,521	£224,704	£591,816	£493,180	£98,636	£404,175	£1,616,702	£80,835	£323,340					$532,542	$2,130,166
2011	£1,998,243	£1,665,203	£333,041		£1,388,672	£1,157,227	£231,445	£609,571	£507,976	£101,595	£416,301	£1,665,203	£83,260	£333,041					$548,518	$2,194,071
2012	£2,058,191	£1,715,159	£343,032		£1,430,333	£1,191,944	£238,389	£627,858	£523,215	£104,643	£428,790	£1,715,159	£85,758	£343,032					$564,973	$2,259,893
2013	£2,119,936	£1,766,614	£353,323		£1,473,243	£1,227,702	£245,540	£646,694	£538,911	£107,782	£441,653	£1,766,614	£88,331	£353,323					$581,923	$2,327,690
2014	£2,183,534	£1,819,612	£363,922		£1,517,440	£1,264,533	£252,907	£666,095	£555,079	£111,016	£454,903	£1,819,612	£90,981	£363,922					$599,380	$2,397,521
2015	£2,249,040	£1,874,200	£374,840		£1,562,963	£1,302,469	£260,494	£686,077	£571,731	£114,346	£468,550	£1,874,200	£93,710	£374,840					$617,362	$2,469,446
2016	£2,316,512	£1,930,426	£386,085		£1,609,852	£1,341,543	£268,309	£706,660	£588,883	£117,777	£482,607	£1,930,426	£96,521	£386,085					$635,882	$2,543,530
2017	£2,386,007	£1,988,339	£397,668		£1,658,147	£1,381,790	£276,358	£727,859	£606,550	£121,310	£497,085	£1,988,339	£99,417	£397,668					$654,959	$2,619,836
2018	£2,457,587	£2,047,989	£409,598		£1,707,892	£1,423,243	£284,649	£749,695	£624,746	£124,949	£511,997	£2,047,989	£102,399	£409,598					$674,608	$2,698,431
2019	£2,531,315	£2,109,429	£421,886		£1,759,129	£1,465,941	£293,188	£772,186	£643,488	£128,698	£527,357	£2,109,429	£105,471	£421,886					$694,846	$2,779,384
2020	£2,607,254	£2,172,712	£434,542		£1,811,903	£1,509,919	£301,984	£795,352	£662,793	£132,559	£543,178	£2,172,712	£108,636	£434,542					$715,691	$2,862,765
2021	£2,685,472	£2,237,893	£447,579		£1,866,260	£1,555,216	£311,043	£819,212	£682,677	£136,535	£559,473	£2,237,893	£111,895	£447,579					$737,162	$2,948,648
2022	£2,766,036	£2,305,030	£461,006		£1,922,247	£1,601,873	£320,375	£843,789	£703,157	£140,631	£576,257	£2,305,030	£115,252	£461,006					$759,277	$3,037,108
2023	£2,849,017	£2,374,181	£474,836		£1,979,915	£1,649,929	£329,986	£869,102	£724,252	£144,850	£593,545	£2,374,181	£118,709	£474,836					$782,055	$3,128,221
2024	£2,934,488	£2,445,406	£489,081		£2,039,312	£1,699,427	£339,885	£895,175	£745,979	£149,196	£611,352	£2,445,406	£122,270	£489,081					$805,517	$3,222,067
2025	£3,022,522	£2,518,768	£503,754		£2,100,492	£1,750,410	£350,082	£922,031	£768,359	£153,672	£629,692	£2,518,768	£125,938	£503,754					$829,682	$3,318,729
2026	£3,113,198	£2,594,332	£518,866		£2,163,506	£1,802,922	£360,584	£949,691	£791,410	£158,282	£648,583	£2,594,332	£129,717	£518,866					$854,573	$3,418,291
2027	£3,206,594	£2,672,161	£534,432		£2,228,412	£1,857,010	£371,402	£978,182	£815,152	£163,030	£668,040	£2,672,161	£133,608	£534,432					$880,210	$3,520,840
2028	£3,302,792	£2,752,326	£550,465		£2,295,264	£1,912,720	£382,544	£1,007,528	£839,606	£167,921	£688,082	£2,752,326	£137,616	£550,465					$906,616	$3,626,465
2029	£3,401,875	£2,834,896	£566,979		£2,364,122	£1,970,102	£394,020	£1,037,754	£864,795	£172,959	£708,724	£2,834,896	£141,745	£566,979					$933,815	$3,735,259
2030	£3,503,932	£2,919,943	£583,989		£2,435,046	£2,029,205	£405,841	£1,068,886	£890,738	£178,148	£729,986	£2,919,943	£145,997	£583,989					$961,829	$3,847,317
2031	£3,609,050	£3,007,541	£601,508		£2,508,097	£2,090,081	£418,016	£1,100,953	£917,461	£183,492	£751,885	£3,007,541	£150,377	£601,508					$990,684	$3,962,736
2032	£3,717,321	£3,097,768	£619,554		£2,583,340	£2,152,783	£430,557	£1,133,981	£944,984	£188,997	£774,442	£3,097,768	£154,888	£619,554					$1,020,405	$4,081,619
2033	£3,828,841	£3,190,701	£638,140		£2,660,840	£2,217,367	£443,473	£1,168,001	£973,334	£194,667	£797,675	£3,190,701	£159,535	£638,140					$1,051,017	$4,204,067
2034	£3,943,706	£3,286,422	£657,284		£2,740,665	£2,283,888	£456,778	£1,203,041	£1,002,534	£200,507	£821,605	£3,286,422	£164,321	£657,284					$1,082,547	$4,330,189
2035	£2,031,009	£1,692,507	£338,501		£1,411,443	£1,176,202	£235,240	£619,566	£516,305	£103,261	£846,254	£1,692,507	£169,251	£338,501					$1,115,024	$2,230,047

30 years	£80,889,532	£67,407,942	£13,481,590		£56,213,908	£46,844,923	£9,368,985	£24,675,624	£20,563,019	£4,112,604	£17,433,197	£67,407,942	£3,486,640	£13,481,590					$22,969,980	$88,731,124

2035					£1,411,443	£1,176,202	£235,240	£619,566	£516,305	£103,261	£846,254	£1,692,507	£169,251	£338,501					$1,115,024	$2,230,047
2036	£4,183,878	£3,486,565	£697,313		£2,907,572	£2,422,976	£484,595	£1,276,306	£1,063,588	£212,718	£871,641	£3,486,565	£174,328	£697,313					$1,148,474	$4,593,898
2037	£4,309,394	£3,591,162	£718,232		£2,994,799	£2,495,666	£499,133	£1,314,595	£1,095,496	£219,099	£897,790	£3,591,162	£179,558	£718,232					$1,182,929	$4,731,715
2038	£4,438,676	£3,698,896	£739,779		£3,084,643	£2,570,536	£514,107	£1,354,033	£1,128,361	£225,672	£924,724	£3,698,896	£184,945	£739,779					$1,218,417	$4,873,666
2039	£4,571,836	£3,809,863	£761,973		£3,177,182	£2,647,652	£529,530	£1,394,654	£1,162,212	£232,442	£952,466	£3,809,863	£190,493	£761,973					$1,254,969	$5,019,876
2040	£4,708,991	£3,924,159	£784,832		£3,272,498	£2,727,081	£545,416	£1,436,494	£1,197,078	£239,416	£981,040	£3,924,159	£196,208	£784,832					$1,292,618	$5,170,472
2041	£4,850,261	£4,041,884	£808,377		£3,370,672	£2,808,894	£561,779	£1,479,588	£1,232,990	£246,598	£1,010,471	£4,041,884	£202,094	£808,377					$1,331,397	$5,325,586
2042	£4,995,769	£4,163,141	£832,628		£3,471,793	£2,893,161	£578,632	£1,523,976	£1,269,980	£253,996	£1,040,785	£4,163,141	£208,157	£832,628					$1,371,339	$5,485,354
2043	£5,145,642	£4,288,035	£857,607		£3,575,946	£2,979,955	£595,991	£1,569,695	£1,308,079	£261,616	£1,072,009	£4,288,035	£214,402	£857,607					$1,412,479	$5,649,915
2044	£5,300,011	£4,416,676	£883,335		£3,683,225	£3,069,354	£613,871	£1,616,786	£1,347,322	£269,464	£1,104,169	£4,416,676	£220,834	£883,335					$1,454,853	$5,819,412
2045	£2,729,506	£2,274,588	£454,918		£1,896,861	£1,580,717	£316,143	£832,645	£693,871	£138,774	£1,137,294	£2,274,588	£227,459	£454,918					$1,498,499	$2,996,997

	£126,123,494	£105,102,910	£21,020,584		£89,060,541	£74,217,116	£14,843,425	£39,093,962	£32,578,301	£6,515,661	£28,271,839	£106,795,417	£5,654,368	£21,359,086					$37,250,976	$140,628,062

																Note 11 GROUP	Disclosure GROUP

Total lease payments on UK properties					£80,889,532			FX rate =	1.9572	31/12/06
Lease obligations		UK Land	UK Builidings		UK Property											Alconbury Operating	Alconbury Capital		US Property Lease Obligations
2006		£1,206,865	£529,765		£1,736,630				UK Land	UK Builidings	UK Property	US Property	Total Property	Group		USD	USD		$1,906,820
2007		£1,243,071	£545,658	£0	£1,788,729				$2,432,939	$1,067,961	$3,500,900	$1,964,024	$5,464,924	$5,465		2,433	3,032	0	$1,964,024
2008		£1,280,363	£562,027	£0	£1,842,391				$2,505,927	$1,100,000	$3,605,927	$2,022,945	$5,628,872	$5,629		2,506	3,123	0	$2,022,945
2009		£1,318,774	£578,888	£0	£1,897,662				$2,581,105	$1,133,000	$3,714,105	$2,083,633	$5,797,738	$5,798		2,581	3,217	0	$2,083,633
2010		£1,358,337	£596,255	£0	£1,954,592				$2,658,538	$1,166,990	$3,825,528	$2,146,142	$5,971,670	$5,972		2,659	3,313	0	$2,146,142
2011		£1,399,087	£614,143	£0	£2,013,230				$2,738,294	$1,202,000	$3,940,294	$2,210,527	$6,150,821	$6,151		2,738	3,413	0	$2,210,527
2012+		£44,575,306	£23,735,374	£0	£68,310,680				$87,242,789	$46,454,873	$133,697,662	$75,005,126	$208,702,788	$208,703		87,243	121,460	0	$75,005,126

		£51,174,939	£26,632,345	£0	£77,807,284				$100,159,591	$52,124,825	$152,284,416	$85,432,398	$237,716,814	$237,717		100,160	137,558	1	$85,432,398

		Operating lease on Alconbury for 2006 (July to December 2006 only) =		£598,941	1.8432	$1,103,967

Independent Valuation

Residual Land Value	Land	Buildings		Total

HRC	£8,500,000	£2,890,000		£11,390,000

ERC	£1,000,000	£1,280,000		£2,280,000

Total	£9,500,000	£4,170,000		£13,670,000

	69.50%	30.50%		100.00%

UK Sale & Leaseback	£9,546,050	£4,190,214		£13,736,264
Allocation of Proceeds		Capital lease value

Check to orignial receipt in USD @ 1.82				$25,000,000

UK Capital lease value in GBP		£4,190,214

UK Capital value at December 31, 2006 fx rate		$8,201,086		1.9572

US Capital lease value		$15,000,000

Total Cost at year end		$23,201,086	(i)

Future minimal lease payments		$137,557,223	(i)	see detailed worksheet

Amount representing interest		$114,356,137	(i)

(i) to Note 11